SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hornbeck Offshore Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

440543106
(CUSIP Number)

Christopher Pucillo
Solus Alternative Asset Management LP
410 Park Avenue, 11th Floor
New York, NY 10022
212-284-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
1,903,036 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
1,903,036 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,903,036 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.87% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 39,089,511 shares of Common Stock reported to be issued and outstanding as of February 14, 2020 as disclosed in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2020.

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
1,903,036 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
1,903,036 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,903,036 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.87% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 39,089,511 shares of Common Stock reported to be issued and outstanding as of February 14, 2020 as disclosed in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on February 24, 2020.

CUSIP NO.	440543106

1	NAMES OF REPORTING PERSONS
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
1,903,036 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
1,903,036 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,903,036 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.87% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 39,089,511 shares of Common Stock reported to be issued and outstanding as of February 14, 2020 as disclosed in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on February 24, 2020.

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the SEC on November 21, 2019 by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo” and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Hornbeck Offshore Services, Inc., a Delaware corporation with its principal office located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433 (the “Issuer” or the “Company”), as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on February 18, 2020 (as so amended, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

This Amendment No. 2 amends Item 3, Item 5 and Item 6 as set forth below. As set forth below, as a result of the transactions described herein, on April 23, 2020 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Considerations

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Between April 21, 2020 and April 23, 2020, the Reporting Persons sold 1,267,041 shares of Common Stock on the open market for a total of $25,883.19.

Item 5.	Interest in Securities of the Issuer

The response set forth in paragraph 3 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 39,089,511 shares of Common Stock reported to be issued and outstanding as of February 14, 2020 as disclosed in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on February 24, 2020.

The response set forth in paragraph 5 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) Other than the open market sales referred to herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.

The response set forth in paragraph 8 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(e) The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Company as of February 14, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Restructuring Support Agreement

On April 10, 2020, the Company entered into a restructuring support agreement (the “Restructuring Support Agreement”) with secured lenders holding approximately 83% of the Company’s aggregate secured indebtedness and Solus and other unsecured noteholders holding approximately 79% of the Company’s aggregate unsecured notes outstanding related to a balance sheet restructuring of the Company to be implemented in the coming weeks through a voluntary pre-packaged Chapter 11 case in the United States Bankruptcy Court for the Southern District of Texas.

The parties to the Restructuring Support Agreement agreed to certain customary terms and conditions including certain milestone dates, which milestones may be extended with the consent of the holders of a requisite amount of secured and unsecured indebtedness and the Company. The foregoing description of the Restructuring Support Agreement is a summary only, is not necessarily complete, and is qualified in its entirety by reference to the Restructuring Support Agreement, which is attached hereto as Exhibit 1.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Restructuring Support Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2020

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP